Mail Stop 3561

									February 15, 2006


Ms. Kathleen Mason
Chief Executive Officer
Tuesday Morning Corporation
6250 LBJ Freeway
Dallas, TX 75240

      Re:	Tuesday Morning Corporation
      Form 10-K for the Fiscal Year Ended December 31, 2004
      Filed March 9, 2005
      File No. 0-19658

Dear Ms. Mason:

	We have reviewed your response letter filed on January 18,
2006
to our comment letter dated December 30, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations, page 22

1. We have reviewed your response to comment 3 in our letter dated December 30, 2005. Although we agree that presenting percentage changes for certain measures can provide more meaningful information to the reader than disclosing dollar amounts representing the changes, we believe that the presentation of changes in dollars supplements the percentage change figures and assists in satisfying the three principal objectives of MD&A, as noted in SEC Release No.
33-8350:

* to provide a narrative explanation of a company`s financial statements that enables investors to see the company through the eyes of management;

* to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

* to provide information about the quality of, and potential variability of, a company`s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

We believe that the presentation of changes in dollars is consistent with the above objectives, can be achieved without disclosing sensitive information, and can only enhance the clarity of your disclosures. For example, while we expect that most selling costs track closely with changes in sales, we assume that general and administrative costs, such as corporate office overhead, are effectively fixed within certain ranges of sales volume. Therefore, we believe it would be meaningful to discuss the nature and amount of the dollar changes in such costs, if material, and the specific factors driving those changes.

2. We have reviewed your response to comment 4 in our letter dated December 30, 2005, noting that you did not indicate why you believe you are permitted to present the per-share impact of material and/or infrequently occurring items in your filings. Please remove these non-GAAP measures from future filings if you are unable to justify why such non-GAAP measures are allowable.

Report of Independent Registered Public Accounting Firm, page F-2

3. We have reviewed your response to comment 6 in our letter dated December 30, 2005. While we acknowledge the opinion states that the audit of your internal controls over financial reporting were conducted in accordance with the standards of the PCAOB, this language was inappropriately excluded from the second paragraph of the opinion when discussing the audit of your financial statements.
Therefore, please file a revised audit report that refers to the standards as opposed to "auditing standards" of the PCAOB. The amendment should set forth the entire text of Item 15 and the certifications required by Rule 13a-14(a) and Rule 13a-14(b) of the
Exchange Act.

Form 8-K filed July 21, 2005

4. We have reviewed your response to comment 8 in our letter dated December 30, 2005. While you indicate that you will refrain from presenting non-GAAP financial measures unless they are accompanied by the disclosures requested by our comment, we note that your Form 8-K filed on January 5, 2006 excludes our requested disclosures.
Since
you disclose diluted earnings per share excluding the lease accounting charge, we expect that your disclosures would include the items requested by our prior comment. Please confirm that you will provide such disclosures going forward when you disclose these non-
GAAP financial measures in your Forms 8-K.

		As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Andrew Blume (Staff Accountant) at (202)
551-
3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-
3716
with any other questions.


								Sincerely,



									William Choi
									Accounting Branch
Chief


Ms. Kathleen Mason
Tuesday Morning Corporation
February 15, 2006
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